Jing Tong	jingtong@velaw.com
Tel 713.758.3384	Fax 713.615.5580

March 23, 2023

VIA ELECTRONIC MAIL AND EDGAR FILING

Christina Chalk
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Primo Water Corp /CN/
Preliminary Proxy Statement filed March 17, 2023
File No. 1-31410

Dear Ms. Chalk:

Set forth below are the responses on behalf of Primo Water Corporation (the “Company” or “Primo Water”) to comments received from the staff of the Office of Mergers & Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on March 22, 2023, with respect to its preliminary proxy statement, File No. 1-31410, filed with the Commission on March 17, 2023 (the “Initial Proxy Statement”).

Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to its preliminary proxy statement (“Amendment No. 1”). As to be disclosed in Amendment No. 1, the Board of Directors of the Company (the “Board”) has exercised its discretion and provided a limited waiver of the deficiencies in the purported nomination notice (the “Purported Nomination Notice”) of Legion Partners Holdings, LLC (“Legion”) with respect to two of Legion’s nominees (such nominees, the “Allowed Legion Nominees”). Therefore, the BLUE universal proxy card to be filed with Amendment No. 1 will include the Allowed Legion Nominees as well as the Company’s nominees. However, the Company’s BLUE universal proxy card will not include Legion’s two other nominees with respect to whom the Board has not granted a waiver of the deficiencies in the Purported Nomination Notice.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Initial Proxy Statement and all capitalized terms used but not defined herein have the same meaning as in the Initial Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	845 Texas Avenue, Suite 4700 Houston, Texas 77002 Tel +1.713.758.2222 Fax +1.713.758.2346 velaw.com

Securities and Exchange Commission March 23, 2023 Page 2

Have other candidates been nominated for election as directors...?, page 3

1.
Here and in several other places throughout the proxy statement, you state the following regarding Primo’s director nominations: “However, if the Purported Nomination Notice is subsequently held to be valid by a court of competent jurisdiction through a final, non-appealable ruling, then the Company will amend its proxy statement and the accompanying BLUE proxy card to comply with the applicable requirements of Schedule 14A and Rule 14a-19 of the Securities Exchange Act of 1934, as amended…” (emphasis added). Please explain the basis for your position stated in the quoted language that Primo will not be obligated to use a universal proxy card unless the validity of the dissident nominations has been determined through a “final, non-appealable ruling,” versus simply adjudged valid in a court ruling of a court of competent jurisdiction. See Compliance and Disclosure Interpretation 139.05 in “Proxy Rules and Schedules 14A/14C” (December 6, 2022) available at our Website at www.sec.gov.

RESPONSE: We acknowledge the Staff’s comment and have revised the sentence as follows in Amendment No. 1:

“However, if a court of competent jurisdiction subsequently determines that the Purported Nomination Notice is valid with respect to either or both of the Rejected Legion Nominees, then the Company will amend its proxy statement and the accompanying BLUE universal proxy card to comply with the applicable requirements of Schedule 14A and Rule 14a-19 of the Securities Exchange Act of 1934, as amended, . . . .”

“Rejected Legion Nominees” is a defined term to be used in Amendment No. 1 to refer to the two nominees of Legion with respect to whom the Board has not granted a waiver of the deficiencies in the Purported Nomination Notice.

What happens if I do not specify how I want my shares voted?..., page 8

2.
We note the following disclosure on page 8 of the proxy statement: “In addition to being able to submit to Primo Water or the intermediary, as applicable, a voting instruction form, non-registered beneficial shareowners are permitted to submit any other documents in writing that requests that the beneficial shareowner or a nominee thereof be appointed as a proxyholder.” If there are specific formatting or other requirements as to the means by which shareholders can be appointed or can appoint someone else as a proxyholder, please revise to describe.

RESPONSE: We acknowledge the Staff’s comment and respectfully confirm that, to our knowledge, there are no specific formatting or other requirements as to the alternative written document through which a non-registered beneficial shareowner may appoint a proxyholder. Any such document will need to be evaluated on a case-by-case basis to ensure that a proxy has been effectively granted.

Securities and Exchange Commission March 23, 2023 Page 3

Proposal 5 - Approval of Amended and Restated Bylaws, page 82

3.
Expand this section to fully describe the specific changes being proposed in the amended bylaws and to discuss the potential impact for shareholders, including on the ability of dissidents to conduct director election contests. Your current description of the changes being proposed is vague and refers in several places to “certain procedural and information requirements,” “certain information” and “certain representations” without providing specifics about the new bylaw provisions and how they may impact the Company and shareholders going forward, including in the context of this proxy contest. In Annex B, please provide a redlined version of the bylaws showing the specific changes being proposed instead of the “clean” version of the new bylaws currently included with the proxy statement.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosures on pages 83 and 84 of Amendment No. 1. In Appendix B-2 to Amendment No. 1, we have also included a redlined version of the bylaws showing the specific changes being proposed.

4.
See our last comment above. Your description should specifically explain what would constitute “reasonable documentary evidence” of compliance within the meaning of Section 11.04(b) of the Amended Bylaws.

RESPONSE: We acknowledge the Staff’s comment and have included language on page 83 of Amendment No. 1 to explain what would constitute reasonable documentary evidence. Specifically, the proposed changes, in bold, italicized font, are as follows:

“to provide reasonable evidence of compliance with those rules in advance of the meeting (such evidence to consist of affidavits from nominating shareowners and/or their proxy solicitors or other appropriate documents, in each case as determined by the Company in good faith), and to notify Primo Water in the event of a change in plans to solicit proxies; . . .”

*          *          *          *          *

Securities and Exchange Commission March 23, 2023 Page 4

Please contact me directly at (713) 758-3384 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Jing Tong
Jing Tong

cc:
Marni M. Poe (mpoe@primowater.com)
Michael James (mjames@primowater.com)
Lawrence S. Elbaum (lelbaum@velaw.com)
C. Patrick Gadson (pgadson@velaw.com)
Michelle Vigod (mvigod@goodmans.ca)
Jonathan Feldman (jonfeldman@goodmans.ca)